Fourplay Social Inc.

Financial Statements

For the fiscal year ended December 31 2023 and 2024

(Unaudited)

Balance Sheet

Fourplay Social Inc

As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Chase Checking (2351)	24,370.96
Fourplay Social LLC Chase Checking (5728)	0.00
Mercury Checking (5188) - 1	73,620.64
Total for Bank Accounts	**$97,991.60**
Accounts Receivable	
Accounts receivable (A/R)	0.00
Total for Accounts Receivable	**$0.00**
Other Current Assets	
Payments to deposit	0.00
Total for Other Current Assets	**$0.00**
Total for Current Assets	**$97,991.60**
Fixed Assets	
9000 Employee Computers & Devices	$3,483.71
Accumulated Depreciation	-3,483.71
Total for 9000 Employee Computers & Devices	**$0.00**
Research & Development	$417,203.90
Accumulated Amortization	-73,377.00
Total for Research & Development	**$343,826.90**
Total for Fixed Assets	**$343,826.90**
Other Assets	
9400 Patents, copyrights, & franchises	$725.00
Accumulated Amortization	-184.00
Total for 9400 Patents, copyrights, & franchises	**$541.00**
Payroll Tax Receivable	11,104.03
Total for Other Assets	**$11,645.03**
Total for Assets	**$453,463.53**

Balance Sheet

Fourplay Social Inc

As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total for Accounts Payable	**$0.00**
Credit Cards	
Chase Business Employee Credit Card (0629)	0.00
Chase Business Employee Credit Card (6247)	0.00
Fourplay Social LLC Chase Business Credit Card (5796)	0.00
Ramp Credit Card	0.00
Total for Credit Cards	**$0.00**
Total for Current Liabilities	**$0.00**
Total for Liabilities	**$0.00**
Equity	
9100 SAFE Agreements	896,908.64
9200 Common Stock Holders	
Alan & Bonnie Dietzek Distributions	0.00
Allen & Terri Griggs Distributions	0.00
Total for 9200 Common Stock Holders	**$0.00**
9600 Founder Contributions (Parent)	
9600.01 Founder Contribution - Danielle Dietzek	0.00
9600.02 Founder Contribution - Julie Griggs	0.00
Total for 9600 Founder Contributions (Parent)	**$0.00**
APIC	16,995.41
Retained Earnings	-168,343.75
Net Income	-292,096.77
Total for Equity	**$453,463.53**
Total for Liabilities and Equity	**$453,463.53**

Balance Sheet

Fourplay Social Inc

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Brex Checking	150,743.17
Brex Dreyfus Government Cash Management	141,769.89
Chase Checking (2351)	898.50
Fourplay Social LLC Chase Checking (5728)	0.00
Mercury Checking (5188) - 1	1,000.00
Total for Bank Accounts	**$294,411.56**
Accounts Receivable	
Accounts receivable (A/R)	0.00
Total for Accounts Receivable	**$0.00**
Other Current Assets	
9500 Inventory Asset	500.00
Payments to deposit	0.00
Total for Other Current Assets	**$500.00**
Total for Current Assets	**$294,911.56**
Fixed Assets	
9000 Employee Computers & Devices	$7,410.95
Accumulated Depreciation	-3,483.71
Total for 9000 Employee Computers & Devices	**$3,927.24**
Research & Development	$417,203.90
Accumulated Amortization	-73,377.00
Total for Research & Development	**$343,826.90**
Total for Fixed Assets	**$347,754.14**
Other Assets	
9400 Patents, copyrights, & franchises	$725.00
Accumulated Amortization	-184.00
Total for 9400 Patents, copyrights, & franchises	**$541.00**
Payroll Tax Receivable	11,104.03
Total for Other Assets	**$11,645.03**
Total for Assets	**$654,310.73**

Balance Sheet

Fourplay Social Inc

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total for Accounts Payable	**$0.00**
Credit Cards	
Brex Credit Card	0.00
Chase Business Employee Credit Card (0629)	0.00
Chase Business Employee Credit Card (6247)	0.00
Fourplay Social LLC Chase Business Credit Card (5796)	0.00
Ramp Credit Card	0.00
Total for Credit Cards	**$0.00**
Total for Current Liabilities	**$0.00**
Total for Liabilities	**$0.00**
Equity	
9100 SAFE Agreements	1,587,908.64
9200 Common Stock Holders	
Alan & Bonnie Dietzek Distributions	0.00
Allen & Terri Griggs Distributions	0.00
Total for 9200 Common Stock Holders	**$0.00**
9600 Founder Contributions (Parent)	
9600.01 Founder Contribution - Danielle Dietzek	0.00
9600.02 Founder Contribution - Julie Griggs	0.00
Total for 9600 Founder Contributions (Parent)	**$0.00**
APIC	16,995.41
Retained Earnings	-460,440.52
Net Income	-490,152.80
Total for Equity	**$654,310.73**
Total for Liabilities and Equity	**$654,310.73**

Profit and Loss Comparison

Fourplay Social Inc

January 1-December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL	
	JAN 1 - DEC 31 2024	JAN 1 - DEC 31 2023 (PY)
Income		
4000 Income		
4000.04 Event Income	$3,983.44	$846.31
4000.04.02 Event Sponsors		2,200.00
Total for 4000.04 Event Income	**$3,983.44**	**$3,046.31**
4000.06 Merchandise Revenue		105.88
Total for 4000 Income	**$3,983.44**	**$3,152.19**
Services		2,200.00
Total for Income	**$3,983.44**	**$5,352.19**
Cost of Goods Sold		
5000 Cost of Revenue		
5000.02 Server & Hosting - AWS, GCP	3,879.89	1,829.70
5000.05 Shopify Fees		100.60
Total for 5000 Cost of Revenue	**$3,879.89**	**$1,930.30**
Total for Cost of Goods Sold	**$3,879.89**	**$1,930.30**
Gross Profit	**$103.55**	**$3,421.89**
Expenses		
6000 Payroll		
6000.01 Salaries & Wages	150,406.75	121,073.40
6000.03 Employee Benefits	41,524.60	40,160.57
6000.05 Payroll Taxes	66,753.62	19,107.10
6000.06 Payroll Fees	1,724.68	1,608.97
Total for 6000 Payroll	**$260,409.65**	**$181,950.04**
6100 Advertising & marketing	$8,160.00	$522.39
6100.02 Printed Materials	247.00	506.58
6100.03 Digital Advertising	5,223.81	1,466.12
6100.04 Social Media Advertising	84,867.84	17,327.21
6100.06 Podcast Advertising	8,000.52	
6100.09 Paid User Referrals	450.90	
6100.12 User-Generated Content	3,880.00	14,805.88
6100.13 User Satisfaction	2,514.00	1,163.04
6100.14 Marketing Materials	387.83	353.74
8000.01 Events	4,843.10	7,770.14
6100.01 Branding		460.79
6100.05 Promotional Materials & Swag		3,037.89
6100.07 Other Digital Marketing & Promotional		228.00
6100.08 Affiliate Program		115.00
Total for 6100 Advertising & marketing	**$118,575.00**	**$47,756.78**

Profit and Loss Comparison

Fourplay Social Inc

January 1-December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL	
	JAN 1 - DEC 31 2024	JAN 1 - DEC 31 2023 (PY)
6200 Professional Services		
6200.01 Legal		
6200.01.02 Nelson Mullins	9,285.30	
Total for 6200.01 Legal	**$9,285.30**	
6200.02 Technical	68,140.00	0.00
6200.03 UI/UX Designers	1,640.00	0.00
6200.06 Marketing & Advertising		
6200.06.01 Digital Content Creation	1,510.00	
Total for 6200.06 Marketing & Advertising	**$1,510.00**	
6200.08 Tax Accounting	2,800.00	4,938.00
6200.09 Other Consultants	75.00	563.56
Total for 6200 Professional Services	**$83,450.30**	**$5,501.56**
6300 Rent & Utilities		
6300.01 Rent	269.61	
Total for 6300 Rent & Utilities	**$269.61**	
6400 Other General & Administrative Expenses	$245.00	$0.00
6400.02 Insurance		
6400.02.01 Business insurance	18,433.50	18,450.52
6400.02.03 Workman's Comp Insurance	797.85	736.31
6400.02.02 STD & PFL Insurance		1,334.42
Total for 6400.02 Insurance	**$19,231.35**	**$20,521.25**
6400.03 Office supplies	$121.88	$191.21
Small Tools & Equipment (deleted)	45.12	
6400.03.01 Printing & photocopying		1.62
Total for 6400.03 Office supplies	**$167.00**	**$192.83**
6400.04 Employee Reimbursement	469.36	
6400.05 Software & Online Services	$10,605.27	$2,305.10
6400.05.04 Email Marketing - SendInBlue, SendGrid, SquareSpace	1,609.95	176.78
6400.05.05 Event API - OccasionGenius	900.00	2,850.00
6400.05.06 Design Software - Figma	335.11	
6400.05.01 Team Collaboration - Notion		15.00
Total for 6400.05 Software & Online Services	**$13,450.33**	**$5,346.88**
6400.06 Memberships & subscriptions	1,920.38	398.56
6400.07 Bank fees & service charges	26.50	2.95

Profit and Loss Comparison

Fourplay Social Inc

January 1-December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL	
	JAN 1 - DEC 31 2024	JAN 1 - DEC 31 2023 (PY)
6400.09 Non-Sales Travel	$397.21	$1,021.66
6400.09.04 Meals & Entertainment	200.00	837.07
6400.09.03 Lodging		377.64
6400.09.06 Employee Mileage Reimbursement		903.15
Total for 6400.09 Non-Sales Travel	**$597.21**	**$3,139.52**
6400.10 Taxes, Licenses, & Regulatory Fees	$4,128.97	$260.00
6400.10.01 IP Applications and Filings	434.00	225.00
6400.10.03 Annual C Corp Filing Fee	740.00	375.00
6400.10.04 Corporation Taxes paid	414.66	174.62
6400.10.02 Licenses and Permits		1,140.00
Total for 6400.10 Taxes, Licenses, & Regulatory Fees	**$5,717.63**	**$2,174.62**
6400.11 Other Incidental Expenses		$4.77
6400.11.01 Shipping & Postage	66.34	209.73
Total for 6400.11 Other Incidental Expenses	**$66.34**	**$214.50**
6400.01 Contributions to charities		1,300.00
Total for 6400 Other General & Administrative Expenses	**$41,891.10**	**$33,291.11**
6500 Product Development Expenses		
6500.01 App Testing / QA	530.62	
Total for 6500 Product Development Expenses	**$530.62**	
Amortization Expense		62,872.00
Business Gifts		105.00
Commissions & fees (deleted)		64.05
Total for Expenses	**$505,126.28**	**$331,540.54**
Net Operating Income	**-$505,022.73**	**-$328,118.65**
Other Income		
7000.06 R&D Tax Credit	8,217.00	
7000 Other Income		
7000.01 Credit Card Rewards	3,009.46	1,059.61
7000.05 Dividends	3,765.74	
7000.03 Grant Income		
7000.03.04 IFundWomen Inc. BOTOX Cosmetic Accelerator		34,709.70
7000.03.05 IFundWomen		303.03
Total for 7000.03 Grant Income		**$35,012.73**
Total for 7000 Other Income	**$6,775.20**	**$36,072.34**
Total for Other Income	**$14,992.20**	**$36,072.34**
Other Expenses		
8000 Other Expense	122.27	

Profit and Loss Comparison

Fourplay Social Inc

January 1-December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL	
	JAN 1 - DEC 31 2024	JAN 1 - DEC 31 2023 (PY)
6451 Gas & Tolls (deleted)		50.46
Total for Other Expenses	**$122.27**	**$50.46**
Net Other Income	**$14,869.93**	**$36,021.88**
Net Income	**-$490,152.80**	**-$292,096.77**

	CONSOLIDATED STATEMENT OF EQUITY FOR YEAR END DECEMBER 31,				
	Common Stock		Preferred Stock		
	Shares	Amount	Shares	Amount	Additional Paid in Capital
BEGINNING BALANCE	8,720,000	$ 43.60	-	$ -	16,995.41
Contributions	n/a	n/a	n/a	n/a	-
Other Comprehensive Gain/ (Loss)	n/a	n/a	n/a	n/a	-
Net Income	n/a	n/a	n/a	n/a	-
Ending Balance	8,720,000	$ 43.60	n/a	n/a	16,995.41

2024	
Retained Earnings (Accumulated Deficit)	**Total**
(168,343.75)	(151,304.74)
-	-
-	-
(490,152.80)	(490,152.80)
(658,496.55)	(641,457.54)

Statement of Cash Flows

Fourplay Social Inc

January 1-December 31, 2023

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-292,096.77
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	0.00
Accounts receivable (A/R)	0.00
Chase Business Employee Credit Card (0629)	-25.24
Chase Business Employee Credit Card (6247)	0.00
Ramp Credit Card	-4,800.00
Research & Development:Accumulated Amortization	62,824.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$57,998.76**
Net cash provided by operating activities	**-$234,098.01**
INVESTING ACTIVITIES	
Patents, copyrights, & franchises:Accumulated Amortization	48.00
Payroll Tax Receivable	-11,104.03
Research & Development	-206,162.36
Net cash provided by investing activities	**-$217,218.39**
FINANCING ACTIVITIES	
9100 SAFE Agreements	176,541.84
Net cash provided by financing activities	**$176,541.84**
NET CASH INCREASE FOR PERIOD	**-$274,774.56**
Cash at beginning of period	**$372,766.16**
CASH AT END OF PERIOD	**$97,991.60**

Statement of Cash Flows

Fourplay Social Inc

January 1-December 31, 2024

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-490,152.80
Adjustments to reconcile Net Income to Net Cash provided by operations:	
9500 Inventory Asset	-500.00
Accounts Payable (A/P)	0.00
Brex Credit Card	0.00
Chase Business Employee Credit Card (0629)	0.00
Chase Business Employee Credit Card (6247)	0.00
Ramp Credit Card	0.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$500.00**
Net cash provided by operating activities	**-$490,652.80**
INVESTING ACTIVITIES	
9000 Employee Computers & Devices	-3,927.24
Net cash provided by investing activities	**-$3,927.24**
FINANCING ACTIVITIES	
9100 SAFE Agreements	691,000.00
Net cash provided by financing activities	**$691,000.00**
NET CASH INCREASE FOR PERIOD	**$196,419.96**
Cash at beginning of period	**$97,991.60**
CASH AT END OF PERIOD	**$294,411.56**

FOURPLAY SOCIAL INC.

NOTES TO THE FINANCIAL STATEMENTS

Fiscal Years Ended December 31 2023 and 2024

1. ORGANIZATION AND PURPOSE

Fourplay Social Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company operates a mobile social networking platform.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statement follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2023 and December 31, 2024, the Company's cash positions include its operating bank account.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

FOURPLAY SOCIAL INC.

NOTES TO THE FINANCIAL STATEMENTS

Fiscal Years Ended December 31 2023 and 2024

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.